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                             February 9, 2022

       Mark White
       Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown, Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed on February
4, 2022
                                                            File No. 333-261989

       Dear Mr. White:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 4

   1. Given that you are required to file a new application under Section 510(k) of the Federal
                                                        Food, Drug and Cosmetic
Act for your Gen-1 device, please revise your disclosure here and throughout the
registration statement to note that your Gen-1 device is not "currently
                                                        . . . cleared by the
FDA at 4 milliamps."
       General

   2. We note that the maximum aggregate offering price in Exhibit 107 is inconsistent with the disclosure in the
registration statement and the legal opinion. Please revise the
 Mark White
Nexalin Technology, Inc.
February 9, 2022
Page 2
      registration statement and legal opinion accordingly. Please also revise your cover page to disclose the number of common stock in this offering (i.e. volume of securities).
       You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameMark White
                                                           Division of
Corporation Finance
Comapany NameNexalin Technology, Inc.
                                                           Office of Life
Sciences
February 9, 2022 Page 2
cc:       Martin Siegel, Esq.
FirstName LastName